AGREEMENT AND CONSENT

This AGREEMENT AND CONSENT (this “Agreement”), dated as of June 25, 2008, is made by and among MedaSorb Technologies Corporation, a Nevada corporation (the “Company”), and the holders of the Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) of the Company signatory hereto (each a “Holder” and collectively the “Holders”).

WHEREAS, the undersigned Holders constitute the holders of not less than 80% of the issued and outstanding shares of the Series A Preferred Stock and 80% of the outstanding Class A Common Stock Purchase Warrants (the “Class A Warrants”) of the Company;

WHEREAS, the Company desires to issue and sell shares of Series B 10% Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) in a private placement (the “Series B Financing”) to certain “accredited investors” (the “Series B Investors”);

WHEREAS, the rights, preferences, and limitations of the Series B Preferred Stock will be governed by a Certificate of Designation (the “Series B Certificate of Designation”) to be filed with the Secretary of State of the State of Nevada immediately prior to, or concurrently with, the consummation of the Series B Financing;

WHEREAS, the rights, preferences, and limitations of the Series A Preferred Stock are set forth in that certain Certificate of Designation filed with the Secretary of State of the State of Nevada on June 29, 2006 (the “Series A Certificate of Designation”); and

WHEREAS, the investment by the Series B Investors in the Series B Financing will benefit the Holders by aiding the overall financial condition of the Company, in which the Holders have a significant interest as stockholders thereof, and the Holders are therefore willing to consent to (a) certain matters related to the Series B Financing for which the Holders’ consent is required under relevant provisions of the Series A Certificate of Designation; (b) the permanent waiver of anti-dilution protections contained in the various subscription agreements (the “Series A Subscription Agreement”) pursuant to which such Holders purchased shares of Series A Preferred Stock, and the agreed upon reduction of the conversion price of the Series A Preferred Stock and exercise price of the Class A Warrants applicable to certain of the undersigned as provided for herein; and (c) certain amendments to the Series A Certificate of Designation as provided herein.

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual agreements contained herein, the Company and the Holders hereby agree as follows:

1.	Consent of the Holders. Each of the undersigned Holders hereby consent to and approve of:

(i) the Company’s designation of the Series B Preferred Stock pursuant to the Series B Certificate of Designation in the Form of Exhibit A hereto, with the rights and preferences (including as to dividends and upon a liquidation of the Company) as set forth in the Series B Certificate of Designation, and issuance and sale of shares of Series B Preferred Stock to the Series B Investors in the Series B Financing;

(ii) the amendment and restatement of the Series A Certificate of Designation, as set forth in the Certificate of Amendment to Certificate of Designation with respect to the Series A Preferred Stock in the form of Exhibit B attached hereto;

(iii) the permanent waiver of the anti-dilution protections provided by Section 12(b) of the Series A Subscription Agreement with respect to the Series A Preferred Stock;

(iv) the permanent waiver of the anti-dilution protections provided by Section 12(b) of the Series A Subscription Agreement with respect to the Class A Warrants;

(v) the waiver in full of all pre-emptive rights and rights of first refusal provided for in Section 12(a) of the Series A Subscription Agreement with respect to the Series B Financing; and

(vi) the waiver in full of all registration rights provided for under Section 11 of the Series A Subscription Agreement.

2. Reduction of Conversion Price of Series A Preferred Stock. The Company and the Holders hereby agree that the conversion price with respect to the Series A Preferred Stock held by the Holders shall be reduced, effective only upon the initial closing of the Series B Financing (the “Initial Closing”), as set forth on Schedule A hereto. In the event that within the 60-day period following the Initial Closing, the Company, at one or more additional closings, issues additional shares of Series B Preferred Stock so that the aggregate gross proceeds raised by the Company on the Initial Closing and such additional closings (excluding the principal amount of outstanding debt of the Company converted into Series B Preferred Stock) from the Holders, affiliates of the Holders, and persons introduced to the Company by the Holders or their affiliates, is $1,500,000 or more (such closings, collectively, a “Qualified Closing”), the conversion price with respect to the Series A Preferred Stock held by the Holders shall be further reduced as provided on Schedule A.

3. Reduction to Exercise Price of Class A Warrants. The Company and the Holders hereby agree that the exercise price with respect to the Class A Warrants held by the Holders shall be reduced, effective only upon the Initial Closing, as set forth on Schedule A hereto. Upon the consummation of a Qualified Closing, the conversion price with respect to the Class A Warrants held by the Holders shall be further reduced as provided on Schedule A.

4. Holding Period. The Company acknowledges and agrees that the holding period under Rule 144 under the Securities Act of 1933, as amended, with respect to the shares of Series A Preferred Stock held by the Holders shall tack back to the original issue date of the Series A Preferred Stock of June 30, 2006 with respect to shares of Series A Preferred Stock purchased by the Holders on June 30, 2006, or such other original issue date with respect to shares of Series A Preferred Stock otherwise acquired or purchased by the respective Holders.

5. Counterparts. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile signature and delivered by facsimile transmission.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, and any action brought by any party hereunder with respect to this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in New York County.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 25th_ day of June, 2008.

MEDASORB TECHNOLOGIES CORPORATION

By:	/s/ Al Kraus
Name:	Al Kraus
Title:	Chief Executive Officer

ALPHA CAPITAL
AKTIENGESELLSCHAFT

By:	/s/ Knorad Ackerman
Name:	Knorad Ackerman
Title:	Director

LONGVIEW FUND, LP

By:	/s/ S. Michael Randolph
Name:	S. Michael Randolph
Title:	CFO – Investment Adviser

PLATINUM PARTNERS LONG TERM GROWTH III LLC

By:	/s/ Mark Nordlicht
Name:	Mark Nordlicht
Title:	GM

ELLIS INTERNATIONAL LTD.

By:	/s/ Wilhelm Ungar
Name:	Wilhelm Ungar
Title:

/s/ Margie Chassman
Margie Chassman

SCHEDULE A
Reduction of Series A Conversion Price and Warrant Exercise Price

Series A Holder	Initial Closing		Qualified Closing
	Preferred Stock Conversion Price	Warrant Exercise Price	Preferred Stock Conversion Price	Warrant Exercise Price
Alpha Capital Aktiengesellschaft	$0.26	$0.52	$0.20	$0.40
Longview Fund, LP	$1.25	$2.00	$0.45	$0.90
Platinum Partners Long Term Growth III LLC	$1.25	$2.00	$0.10	$0.40
Ellis International Ltd.	$0.26	$0.52	$0.20	$0.40
Margie Chassman	$1.25	$2.00	$0.10	$0.40

EXHIBIT A
Series B Preferred Stock Certificate of Designation

EXHIBIT B
Series A Preferred Stock Certificate of Amendment to Certificate of Designation